Exhibit 99.6

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4 CANADA

Item 2	Date of Material Change

December 17, 2012

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on December 17, 2012.

Item 4	Summary of Material Change

AuRico Gold announced US$300M share buy-back through substantial issuer bid

Item 5	Full Description of Material Change

AuRico Gold Inc. announced that following its receipt of gross proceeds of $750 million relating to the recent sale of the Ocampo mine, the Board of Directors has authorized the making of a substantial issuer bid, pursuant to which the Company will offer (the “Offer”) to purchase for cancellation up to 36,144,578 of its outstanding common shares (the “Shares”) for an aggregate purchase price not exceeding $300 million. AuRico anticipates that the Offer will commence on or about December 18, 2012 and be completed in late January 2013, unless extended or withdrawn. The Company intends to fund purchases of Shares pursuant to the Offer from the Ocampo proceeds and has used $128 million of the proceeds to retire its existing debt facility.

The Offer will proceed by way of a "modified Dutch auction", pursuant to which AuRico shareholders may deposit all or a portion of their Shares at a price within a range of not less than $8.30 per Share and not more than $9.30 per Share (with increments of $0.05 per Share within that range). The modified Dutch auction tender process allows shareholders to individually select the price, within the specified range, at which they are willing to sell all or a portion of their Shares. When the Offer expires, AuRico will select the purchase price of the tendered Shares which will be the lowest tendered price within the range of prices, enabling the Company to purchase up to the maximum number of Shares validly tendered to the Offer. All Shares tendered at or below the selected price level will be bought at the purchase price. If the aggregate cost to purchase the tendered Shares exceeds $300 million, the Company will accept such Shares on a pro-rata basis. All Shares tendered at prices higher than the final purchase price will be returned to shareholders.

The Offer will not be conditional on any minimum number of Shares being tendered to the Offer, but will be subject to other conditions customary for transactions of this nature. The Offer will remain open for acceptance until January 23, 2013, unless extended or withdrawn.

AuRico plans to commence the Offer and mail to shareholders the formal offer to purchase, issuer bid circular and other related documents containing the terms and conditions of the Offer, instructions for tendering Shares and the factors considered by the Company and the Board in making its decision to authorize making the Offer, among other things, on or about December 18, 2012.

The dealer managers for the Offer are, in Canada, RBC Dominion Securities Inc. and, in the United States, RBC Capital Markets, LLC.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Scott Perry
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

December 18, 2012